

OFFERING MEMORANDUM

facilitated by



Bay Remedies

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Bay Remedies
State of Organization	CA
Date of Formation	12/02/2021
Entity Type	Corporation
Street Address	60 29th St # 537, San Francisco CA, 94110
Website Address	https://BAYREMEDIES.com

(B) Directors and Officers of the Company

Key Person		Paul Walker
Position with the Company		
	Title	CFO
	First Year	2021
Other business experience (last three years)		Server

Key Person		Jonathan Moore
Position with the Company		
	Title	CEO
	First Year	2021
Other business experience (last three years)		*Digital tech at Gap Inc*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Paul Walker	50%
Jonathan Moore	50%

(D) The Company's Business and Business Plan

PROBLEM:

No QBlPOC owned wellness brand in the full spectrum skincare market has established itself amongst an increasingly corporate interest driven market. This creates a pivotal opportunity in the premium segment of the market, which currently has no QBIPOC brand representation that offers not only quality ingredients but also effective full spectrum based wellness products.

SOLUTION:

We set out to create exemplary wellness formulations. By combining the best organic and raw ingredients with our full-spectrum extracts, immediate relief is felt throughout the body's endocannabinoid system.

As a community centered brand, we only want to offer the very best products and create truly effective products that maximize the healing power of full-spectrum formulations. With this in mind, our recipe sources the highest quality ingredients, tested extracts and comes in distinguished packaging. Our main focus is to reduce inflammation and aid with chronic fatigue in muscles, while championing day-to-day use of the product for optimum results.

The full-spectrum market is wide open for an effective product in luxury packaging that is also Black and LGBTQ owned. We plan to expand the Bay Remedies brand to include tinctures, edibles and other wellness products, anchored around the Bay Balm. We created Bay Balm to meet the significant unmet need for practical, lab tested full-spectrum skincare that penetrates deep into the skin offering immediate relief.

Our primary goal in this raise is gathering the funds necessary to go into production to meet the current demand for the product. Our sales success relies on our team's ability to use contacts we have built over the years to move into dispensaries. The funding will primarily be used to manufacture a batch of 1k units. A bulk of the funding (70%) will go towards the ingredients and packaging. We then intend to pay two different entities in the process of production, the licensed manufacturer and the licensed distributor. We have done all the groundwork leading up to this point. Securing community investment in the brand is the last step toward moving forward and bringing Bay Remedies wellness brand to market.

COMPETITION:

While there are several indie brands offering THC/CBD infused products, none have defined themselves as community-based, philanthropic and QBIPOC owned. Our hydrating therapeutic formula offers aromatherapy, active beauty ingredients and anti-inflammatory components. We are checking more boxes than the big competition.

The cannabis and topical skincare market is intensely competitive and dominated by several legacy businesses. These businesses rely on tried and tested formulas that are slow to adapt to today's consumer wants and needs. Existing indie brands are testing new formulas that include active beauty ingredients and cannabis/hemp but missing the mark on the application range. Our product is compatible with the recommendation by your doctor—no marketing campaigning overlapping for beauty and recovery. No brand has been able to be present in both markets while becoming the major market player.

BUSINESS MODEL:

Our business model currently focuses on dispensary retail locations and the DTC model for CBD. Our marketing starts with the emotional appeal of our name. To us, the word Bay is associated with the Bay Area, which exudes the spirit of practical design and innovation. The second part of our name, Remedies, refers to a comprehensive view of wellness and science. These names encapsulate the brand and its ability to put hydrating ingredients together with the anti-inflammatory capabilities of full-spectrum extracts.

TRACTION & ACHIEVEMENT:

Formulated product. Designed packaging. Established base distribution network. Commissioned collaborations with local QBIPOC artists. Recruited brand ambassadors. Created social media presence. Cultivated relationships with community based non-profit organizations.

We commenced operation and product development in 2020 and have spent a dedicated amount of time toward research and formulation. In this time, we extensively surveyed the full-spectrum product market, existing wellness brands and the most effective ingredients used in skincare.

Having sourced a premium full-spectrum extract from a producer in Santa Rosa, we worked with our facility team in Oakland to develop our effective and unique product. Our five-year goal is to establish Bay Remedies as THE dominant full-spectrum wellness brand in the skincare industry.

The Team

John Xavier, CEO

John Xavier attended San Francisco State University, studying digital media and photography, which culminated with studies in Visual Communication Design (B.A). Over the last ten years, he has worked in e-commerce, luxury retail and studio photography. Throughout his career, he has had various integral roles to these businesses success from Art Director to Social Media Manager and has helped smaller companies in their formative stages establish brand identity.

Companies he has worked with include Burberry, Banana Republic and Old Navy in addition to Lisa Says Gah. His most recent experience includes working in the beauty industry, serving as the Director of Photography for JMA, an Oakland based organic skincare company. This position, coupled with experiencing symptoms of chronic muscle fatigue, gave way to creating and testing formulations of full-spectrum extracts with the best organic beauty and skincare products on the market.

His passion for digital media and experience in creating brand identities played a pivotal role in Bay Remedies quickly establishing a distinguished and recognizable product. As CEO, his role will focus on driving Bay Remedies strategic vision, overseeing the businesses art direction, media and product innovation, the expansion into new markets and channels, and further establishing brand recognition. With native roots to San Francisco, Xavier is dedicated to his community and creating visibility for QBIPOC small business owners in cannabis.

Paul Walker, CFO

Paul Walker attended the Holistic Life Institute before taking the California State Exam for his massage license. Here a foundation was established for mind-body connection that is bodywork. This was the first step towards a pain management mindset when dealing with muscle fatigue. Full-spectrum topicals were introduced as part of the pain management therapy. Here we saw our mission to fill the gap in the market to offer a premium product for medicinal use. Bay Remedies was formed to bring that message.

Now as CFO, the focus has been to share this full-spectrum therapeutic with the public. During this time, Walker's roles are the preparation of all financial statements, including income statements, balance sheets, shareholder reports, tax returns, and governmental agency reports. This will allow for accurate margins of growth as the company continues to expand across different county lines. Identifying opportunities for expansion into new product areas ensures stable expansion. Walker, as CFO, will oversee the investment of funds and work with investment bankers to raise additional capital required for expansion. Bay Remedies will continue to put people before profits as we serve our community.

WHO WE ARE:

Bay Remedies is a Black and Queer owned small business co-founded by John Xavier and Paul Walker aiming to widen the spectrum of representation within the cannabis industry. Proudly made in San Francisco, Bay Remedies is a community centered brand led by a diverse and highly experienced team with multifaceted experience in marketing, operations and skincare formulation. We are working to bridge the gap between the full-spectrum market and the beauty industry. Our products are formulated and tested to produce the best results for the body.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$15,000
Offering Deadline	August 19, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$20,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Cost of Production	$14,100	$18,800
Mainvest Compensation	$900	$1,200
TOTAL	$15,000	$20,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page

- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	6.0 - 8.0%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple	1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.4%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 6.0% and a maximum rate of 8.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$15,000	6.0%
$16,250	6.5%
$17,500	7.0%
$18,750	7.5%
$20,000	8.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Paul Walker	50%
Jonathan Moore	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Bay Remedies forecasts the following milestones:

- Secure manufacturing agreement in Oakland, Ca by Jan, 1, 2022.

- Hire for the following positions by March 31, 2022: Social Media Planner, Distribution Associate

No operating history

Bay Remedies was established in December, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bay Remedies's fundraising. However, Bay Remedies may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$84,000	$92,400	$98,868	$103,811	$106,925
Cost of Goods Sold	$54,000	$59,400	$63,558	$66,735	$68,736
Gross Profit	$30,000	$33,000	$35,310	$37,076	$38,189
EXPENSES					
Rent	$0	$0	$0	$0	$0
Utilities	$1,204	$1,234	$1,264	$1,295	$1,327
Salaries	$0	$0	$0	$0	$0
Insurance	$636	$651	$667	$683	$700
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$0	$0	$0	$0	$0
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
	$0	$0	$0	$0	$0
Operating Profit	$22,160	$24,965	$27,076	$28,638	$29,541

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V